Exhibit 11
KIMBALL INTERNATIONAL, INC.
COMPUTATION OF EARNINGS (LOSS) PER SHARE

(Unaudited)	Three Months Ended			Three Months Ended
(Amounts in Thousands, Except for Per Share Data)	September 30, 2011			September 30, 2010
	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings (Loss) Per Share:
Dividends Declared	$470	$1,372	$1,842	$477	$1,356	$1,833
Undistributed Loss	(546)	(1,442)	(1,988)	(386)	(991)	(1,377)
Net Income (Loss)	$(76)	$(70)	$(146)	$91	$365	$456
Average Basic Shares Outstanding	10,401	27,435	37,836	10,575	27,105	37,680
Basic Earnings (Loss) Per Share	$(0.01)	$0.00		$0.01	$0.01
Diluted Earnings (Loss) Per Share:
Dividends Declared and Assumed Dividends on Dilutive Shares	$470	$1,372	$1,842	$481	$1,356	$1,837
Undistributed Loss	(546)	(1,442)	(1,988)	(390)	(991)	(1,381)
Net Income (Loss)	$(76)	$(70)	$(146)	$91	$365	$456
Average Diluted Shares Outstanding	10,401	27,435	37,836	10,659	27,105	37,764
Diluted Earnings (Loss) Per Share	$(0.01)	$0.00		$0.01	$0.01
Reconciliation of Basic and Diluted EPS Calculations:
Net Income (Loss) Used for Basic EPS Calculation	$(76)	$(70)	$(146)	$91	$365	$456
Assumed Dividends Payable on Dilutive Shares:
Performance shares	—	—	—	4	—	4
Reduction of Undistributed Loss - allocated based on Class A and Class B shares	—	—	—	(4)	—	(4)
Net Income (Loss) Used for Diluted EPS Calculation	$(76)	$(70)	$(146)	$91	$365	$456
Average Shares Outstanding for Basic EPS Calculation	10,401	27,435	37,836	10,575	27,105	37,680
Dilutive Effect of Average Outstanding:
Performance shares	—	—	—	84	—	84
Average Shares Outstanding for Diluted EPS Calculation	10,401	27,435	37,836	10,659	27,105	37,764

All of the 550,000 and 634,000 average outstanding stock options were antidilutive and were excluded from the dilutive calculations for the quarters ended September 30, 2011 and 2010, respectively. In addition, for the quarter ended September 30, 2011, all of the 683,000 average performance shares granted were antidilutive and were excluded from the dilutive calculation.